As filed with the Securities and Exchange Commission on February 29, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 5
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP
(Name of the Issuer)
Northland Cable Properties Seven Limited Partnership
Northland Communications Corporation
Northland Cable Television, Inc.
Northland Cable Properties, Inc.
John S. Whetzell
Richard I. Clark
(Name of Person(s) Filing Statement)
Participation Interests in Northland Cable Properties Seven Limited Partnership
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
John S. Whetzell, Chief Executive Officer
Northland Communications Corporation
101 Stewart Street, Suite 700
Seattle, Washington 98101
(206) 621-1351
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)
With a copy to:
Georges H.G. Yates, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-3402
     This statement is filed in connection with (check the appropriate box):
     a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. ☐ The filing of a registration statement under the Securities Act of 1933.
     c. ☐ A tender offer.
     d. ☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$19,950,000	$612.47

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $612.47	Filing party: Northland Cable Properties Seven Limited Partnership

Form or registration no.: Schedule 14A—Preliminary Proxy Statement	Date filed: October 11, 2007

INTRODUCTION.
Item 15. Additional Information.
SIGNATURE

INTRODUCTION.
     This Amendment No. 5 to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Northland Cable Properties Seven Limited Partnership, a Washington limited partnership (“NCP-Seven”), Northland Communications Corporation, a Washington corporation, Northland Cable Television, Inc., a Washington corporation, Northland Cable Properties, Inc., a Washington corporation, John S. Whetzell, Chief Executive Officer of Northland Communications Corporation, and Richard I. Clark, Executive Vice President of Northland Communications Corporation (collectively the “Filing Persons”) to amend and supplement the Rule 13e-3 Transaction Statement filed by the Filing Persons on December 28, 2007.
     NCP-Seven is a party to an Asset Purchase Agreement dated July 5, 2007 (the “Green River Purchase Agreement”) with Green River Media and Communications, LLC (“Green River”), pursuant to which NCP-Seven has agreed to sell substantially all of its assets to Green River for the purchase price of $19,950,000, which may be adjusted based on subscription revenue generated by NCP-Seven prior to closing (the “Green River transaction”). This Transaction Statement relates to the proposed sale of substantially all the assets of NCP-Seven to Northland Communications Corporation or one or more of its affiliates, if the Green River transaction is not consummated by March 31, 2008, or such later date mutually agreed upon by NCP-Seven and Green River, or in the event that the transaction between NCP-Seven and Green River is otherwise terminated prior to such date. In the event that the Green River transaction is terminated, NCP-Seven would be authorized to enter into a purchase agreement with Northland Communications Corporation or one or more of its affiliates (the “NCC Purchase Agreement”). Pursuant to the NCC Purchase Agreement, the transaction between NCP-Seven and Northland Communications Corporation or one or more of its affiliates will be subject to substantially the same terms and conditions as provided in the Green River Purchase Agreement, except that Northland Communications Corporation’s obligation to consummate the asset purchase transaction will be subject to its ability to secure financing on satisfactory terms. If such condition is not met within 90 days after the effective date of the NCC Purchase Agreement, Northland Communications Corporation would have the right to terminate the NCC Purchase Agreement.
     On December 19, 2007, NCP-Seven filed with the SEC a definitive proxy statement under Regulation 14A of the Exchange Act, pursuant to which NCP-Seven solicited proxies from limited partners of NCP-Seven in connection with the above described transactions. This Amendment relates to the results of the February 27, 2008 special meeting of limited partners of NCP-Seven regarding the above described transactions.
Item 15. Additional Information.
     Item 15(b) of the Schedule 13E-3 is hereby amended and supplemented by adding the following at the end thereof:
     On February 27, 2008, at the special meeting of limited partners of NCP-Seven, limited partners voted to authorize NCP-Seven and its managing general partner to sell substantially all of NCP-Seven’s assets to Green River pursuant to the terms of an asset purchase agreement dated as of July 5, 2007 between NCP-Seven and Green River. A total of 33,141.50 units, or 95.61 percent of the units voted were cast in favor of authorizing the Green River transaction, representing 66.74 percent of the total units outstanding and entitled to vote at the meeting.
     Limited partners voted to authorize NCP-Seven and its managing general partner to sell substantially all of NCP-Seven’s assets to its managing general partner, or one or more if its affiliates, if the Green River transaction is not consummated by March 31, 2008, or such later date mutually agreed upon by NCP-Seven and Green River, or in the event that the transaction between NCP-Seven and Green River is otherwise terminated prior to such date. A total of 30,765.84 units, or 88.76 percent of the units voted were cast in favor of authorizing the alternative transaction between NCP-Seven and its managing general partner, representing 61.96 percent of the total units outstanding and entitled to vote at the meeting.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated February 29, 2008

NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP
By:	NORTHLAND COMMUNICATIONS CORPORATION
Managing General Partner

	By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

	By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND COMMUNICATIONS CORPORATION
By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND CABLE TELEVISION, INC.
By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND CABLE PROPERTIES, INC.
By:	/s/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/s/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

/s/ JOHN S. WHETZELL
John S. Whetzell

/s/ RICHARD I. CLARK
Richard I. Clark

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